Exhibit 99.82

CannTrust Holdings Inc.

$87,300,000

Bought Deal of Units

May 16, 2018

A preliminary short form prospectus containing important information relating to the securities described in this document has not yet been filed with the securities regulatory authorities in each of the provinces of Canada, except Quebec. A copy of the preliminary short form prospectus is required to be delivered to any investor that has received this document and expressed an interest in acquiring the securities. There will not be any sale or any acceptance of an offer to buy any securities until a receipt for the final short form prospectus has been issued. Copies of the preliminary prospectus may be obtained from Canaccord Genuity Corp. at ecm@canaccordgenuity.com.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final short form prospectus has been issued

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the preliminary prospectus, the final prospectus and any amendment for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

For United States Investors: The securities described in the document have not been and will not be registered under the United States Securities Act of 1933. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the preliminary U.S. private placement memorandum and the final U.S. private placement memorandum and any amendment, for disclosure of those facts, especially risk factors relating to the securities offered and differences between offerings conducted by non U.S. issuers, before making an investment decision This term sheet shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

Issuer:	CannTrust Holdings Inc. (“Company”).

Offered Securities:	9,700,000 units of the Company (the “Units”). Each Unit is comprised of one common share (a “Common Share”) and one-half of one common share purchase warrant of the Company (each whole common share purchase warrant, a “Warrant”).

Size of Offering:	$87,300,000 (the “Offering”).

Offering Price:	$9.00 per Unit (the “Issue Price”).

Warrants:	Each Warrant will be exercisable to acquire one common share of the Company (a “Warrant Share”) for a period of two years following the Closing Date (as hereinafter defined) at an exercise price of $12.00 per Warrant Share, subject to adjustment in certain events. In the event that the volume weighted average trading price of the Common Shares for ten consecutive trading days exceeds $18.00, the Company shall have the right to accelerate the expiry date of the Warrants upon not less than fifteen trading days’ notice.

Over-Allotment Option:	Up to 15% of the number of Units, Common Shares and/or Warrants issued pursuant to the Offering to cover any over-allotments and for market stabilization purposes, exercisable within 30 days of the closing of the Offering.

Terms:	Bought deal prospectus offering.

Offering Jurisdictions:	All provinces of Canada, other than the Province of Quebec, and in the United States by way of private placement to qualified institutional investors and outside of Canada and the United States on a private placement or equivalent basis.

Exchange:	Toronto Stock Exchange.

Eligibility:	The Common Shares, Warrants and Warrant Shares shall be eligible for RRSPs, RRIFs, RDSPs, RESPs, TFSAs and DPSPs.

Use of Proceeds:	For working capital requirements and other general corporate purposes.

Commission:	5.5% of the gross proceeds raised in respect of the Offering (including the Over-Allotment Option).

Closing Date:	On or about June 5, 2018 (the “Closing Date”).

Co-Lead Underwriters:	Canaccord Genuity Corp. and GMP Securities LP shall act as co-bookrunners and co-lead underwriters for a syndicate of underwriters.